UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission file number:  333-207107

Ehave, Inc.
(Exact name of registrant as specified in its charter)

Canada	7371	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Canada

(905) 362-1499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On March 19, 2018, Ehave, Inc. (the “Company”) completed the second tranche of a private placement to raise up to CDN$1,500,000 in gross proceeds (the “Secured Private Placement”) by the issuance of secured convertible debentures (the “Secured Debentures”) and common share purchase warrants (the “Secured Debenture Warrants”). The gross proceeds of the second tranche were equal to CDN$750,000. The Secured Debentures are secured against the assets of the Company. The proceeds for this second tranche of Secured Debentures and the first tranche of Secured Debentures, which closed on January 31, 2018, combine for total gross proceeds of CDN$1,500,000.

In connection with the closing of the second tranche of the Secured Private Placement, the Company also closed the second tranche of a private placement to raise up to CDN$1,500,000 of unsecured convertible debentures (the “Unsecured Debentures” and together with the Secured Debentures, the “Debentures”) and common share purchase warrants (the “Unsecured Debenture Warrants”) for gross proceeds of CDN$500,000 (together with the Secured Private Placement, the “Private Placements”). The proceeds for this second tranche of Unsecured Debentures and the first tranche of Unsecured Debentures, which closed on January 31, 2018, combine for total gross proceeds of CDN$909,000.

The Debentures will bear interest at a rate of 10% per annum and mature on the date that is 24 months from the date of issuance (the “Maturity Date”). In connection with the Private Placements, the Company has agreed to use commercially reasonable efforts to complete a subsequent financing for aggregate gross proceeds to the Company of at least CDN$2,000,000 (a “Qualified Financing”) and be approved for trading on a recognized stock exchange in Canada. The issue price of the securities issued by the Company in connection with the Qualified Financing shall be the “Qualified Financing Price”.

The principal amount of each Debenture shall be convertible into common shares of the Company (“Common Shares”) at the option of the holder thereof at any time following the completion of a Qualified Financing and prior to the close of business on the Maturity Date, at a conversion price per Common Share equal to 0.75 multiplied by the Qualified Financing Price (the “Conversion Price”).

For each CDN$1,000 of principal of Secured Debentures purchased, the holder thereof received Secured Debenture Warrants exercisable to acquire that number of Common Shares as equal to the quotient of CDN$1,000 divided by the Conversion Price. Following the completion of a Qualified Financing, each Secured Debenture Warrant entitles the holder thereof to acquire one Common Share for an exercise price equal to the Qualified Financing Price at any time up to 5 years following the date of issuance (subject to adjustment in certain customary events).

For each CDN$1,000 of principal of Unsecured Debentures purchased, the holder thereof received Unsecured Debenture Warrants exercisable to acquire that number of Common Shares as equal to the quotient of CDN$1,200 divided by the Conversion Price. Following the completion of a Qualified Financing, each Warrant entitles the holder thereof to acquire one Common Share for an exercise price equal to the Qualified Financing Price at any time up to 5 years following the date of issuance (subject to adjustment in certain customary events).

Proceeds from the Private Placements will be used for general working capital purposes as the Company continues to develop and market its novel health informatics platform, Ehave Connect.

This Report on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

April 5, 2018	By:	/s/ “Prateek Dwivedi”
Prateek Dwivedi
President and Chief Executive Officer